[redacted]

08031069

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 03 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SECURITI[ES AND EXCHANGE COMMISSI]ON
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5(A)
PART III

SEC FILE NUMBER
8- 48648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A & M Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2475 Northwinds Parkway, Suite 200
(No. and Street)

Alpharetta	Georgia	30004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hugh Albritton III 770-753-6166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John A. Matthews, Jr., Certified Public Accountant, P.C.
(Name – *if individual, state last, first, middle name*)

4484 Covington Highway Suite 100-B	Decatur	Georgia	30035
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 08 2008
THOMSON FINANCIAL

SEC Mail Processing Section
APR 09 2008
Washington, DC
102

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hugh Albritton III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A & M Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

JOAN G. PORTER MY COMMISSION EXPIRES AUG 22 2008 FULTON COUNTY, GEORGIA NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Georgia Secretary of State
Karen C. Handel

Archives · Corporations · Elections · News Room · Professional Licensure · Securities · State Capitol

Licensee Information

Name: John A Matthews Jr CPA PC
Address: 4484 Covington Hwy Ste 100-B
Decatur GA 30035-1215

License Information

Profession:	Accountancy	**License No:**	ACF003542	**License Status:**	Active
License Type:	Public Accounting Firm	**Obtained By Method:**	Application	**From State/Prov:**	
Issue Date:	3/2/1995	**Expiration Date:**	6/30/2008		

Discipline Information

No Discipline Information

No scanned public board order documents exist.

Associated Licenses

Relationship: Owner	
Prerequisite Licensee: John Allen Matthews, Jr	**Prerequisite License:** CPA004446
Association Date: 3/2/1995	**Expiration Date:**
Dependent Licensee: John A Matthews Jr CPA PC	**Dependent License:** ACF003542
	Dependent Status: Active

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Data current as of: April 1, 2008 15:35:8

Georgia Secretary of State
Karen C. Handel

Archives • Corporations • Elections • News Room • Professional Licensure • Securities • State Capitol

END

Licensee Information

Name:	John Allen Matthews, Jr
Address:	4484 Covington Hwy Suite 100B Decatur GA 30035

License Information

Profession:	Accountancy	**License No:**	CPA004446	**License Status:**	Active
License Type:	Certified Public Accountant	**Obtained By Method:**	Conversion	**From State/Prov:**	
Issue Date:	1/25/1979	**Expiration Date:**	12/31/2009		

Discipline Information

No Discipline Information

No scanned public board order documents exist.

Associated Licenses

Relationship: Owner
Prerequisite Licensee: John Allen Matthews, Jr — **Prerequisite License:** CPA004446
Association Date: 8/2/1993 — **Expiration Date:**
Dependent Licensee: Kirby Matthews & Company PC — **Dependent License:** ACF003171
Dependent Status: Superceded

Relationship: Owner
Prerequisite Licensee: John Allen Matthews, Jr — **Prerequisite License:** CPA004446
Association Date: 3/2/1995 — **Expiration Date:**
Dependent Licensee: John A Matthews Jr CPA PC — **Dependent License:** ACF003542
Dependent Status: Active

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Data current as of: April 1, 2008 15:25:3